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               This announcement is not an offer to purchase or a
              solicitation of an offer to sell Shares. The Offer is
              made only by the Offer to Purchase dated December 19,
                   1997 and the related Letter of Transmittal.
               The Offer is not being made to, nor will tenders be
               accepted from or on behalf of, holders of Shares in
                       any jurisdiction in which making or
           accepting the offer would violate that jurisdiction's law.

                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.

                        NOTICE OF OFFER TO PURCHASE UP TO
                 4,029,302 OF ITS ISSUED AND OUTSTANDING SHARES
                          AT NET ASSET VALUE PER SHARE

         Templeton Vietnam Opportunities Fund, Inc. (the "Fund") is offering to purchase up to 4,029,302 (approximately 50%) of its issued and outstanding Shares of common stock, par value of $.01 per share ("Shares"), for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on Tuesday, January 20, 1998, unless extended (the "Expiration Date"), upon the terms and conditions set forth in the Offer to Purchase dated December 19, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). The NAV on December 15, 1997 was $8.07 per Share.

         THE EXPIRATION DATE AND WITHDRAWAL DEADLINE ARE 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON TUESDAY, JANUARY 20, 1998, UNLESS EXTENDED.

         The purpose of the Offer is to provide shareholders who may no longer wish to participate in the Fund with the opportunity to sell their Shares to the Fund at net asset value. At the time of the Fund's initial public offering, the Fund's prospectus stated that, if at least 65% of the Fund's total assets are not invested in the equity and debt securities of Vietnam Companies (as defined in the prospectus) by October 1, 1997, management of the Fund would call a shareholders meeting to vote either on a proposal to modify the Fund's investment policies (and to change the name of the Fund) or on a proposal to liquidate the Fund. The securities markets in Vietnam have not developed to the point where the Fund was able to achieve this 65% target and the Fund's Shares have generally traded on the NYSE at a discount from their net asset value. Accordingly, to assist those investors who no longer desire to remain shareholders of the Fund, the Fund's Board of Directors has determined that the Fund should conduct this Offer, to the extent consistent with the best interests of the Fund. The Offer is not conditioned upon the tender of any minimum number of Shares, but is subject to certain conditions as set forth in the Offer.

         After completion of the Offer, the Fund intends to hold its Annual Meeting of Shareholders on or before March 31, 1998 to determine the future of the Fund. If 4,029,302 or fewer of the Fund's Shares are tendered and not withdrawn, the Board intends to submit to shareholders a proposal to change the name of the Fund to "Templeton Vietnam and Southeast Asia Fund, Inc.," and to change the Fund's investment policies to expand its ability to invest in other

Southeast Asian countries, while continuing to focus its investment program on Vietnam. The new policies would allow the Fund to invest its assets in Vietnam as that country's markets develop, while giving it the flexibility to invest in other Southeast Asian countries. In the event that an organized securities market develops in Vietnam, the Fund would have the ability to invest a significant amount of its assets in Vietnam. If more than 4,029,302 of the Fund's shares are tendered and not withdrawn, the Board currently intends to submit to shareholders a proposal to liquidate the Fund.

         This advertisement does not constitute a solicitation of any proxies. Any such solicitations will be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

         If more than 4,029,302 Shares are tendered prior to the expiration of the Offer, the Fund intends to extend the Expiration Date of the Offer by ten business days in order to give shareholders who may not have initially tendered their Shares an opportunity to tender their Shares.

         As described in the Offer to Purchase, tendering shareholders may elect to direct that all or a portion of their tender proceeds be used to purchase, at no sales charge, Class I shares of certain open-end investment companies distributed by Franklin/Templeton Distributors, Inc. (the "Alternative Funds"). Although the ability to purchase shares of an Alternative Fund has been made available as a convenience to the Fund's shareholders, neither the Fund nor its Board of Directors makes any recommendation as to whether shareholders should elect to apply their tender proceeds towards the purchase of Alternative Fund shares.

         Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight Eastern Standard Time on January 20, 1998, and, if not yet accepted for payment by the Fund, Shares may also be withdrawn after February 17, 1998.

         The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

         Questions and requests for assistance or for copies of the Offer to Purchase, Letter of Transmittal and any other tender offer document, may be directed to ChaseMellon Shareholder Services, L.L.C. (the "Information Agent") at the address and telephone number below. Copies will be furnished promptly at no expense to you. Shareholders who do not own Shares directly may tender their Shares through their broker, dealer or nominee. Requests for current net asset value quotations should be directed to Franklin Templeton's Fund Information Department at 1-800-DIAL-BEN (1-800-342-5236).


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                     The Information Agent for the Offer is:

                    ChaseMellon Shareholder Services, L.L.C.
                        450 West 33rd Street, 14th Floor
                            New York, New York 10001
                            Toll Free: (800) 851-9671
         (Between the hours of 8:00 am to 8:00 pm Eastern Standard Time)
              Banks and Brokerage Firms please call (212) 273-8293



December 19, 1997


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